SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                 Amendment No. 3
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         WOW Entertainment, Inc. (WOWI)
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   026325 10 0
                                 (CUSIP Number)


                          Constance J. Gustafson, Esq.
                          Lowe Gray Steele & Darko, LLP
                 Bank One Tower, 111 Monument Circle, Suite 4600
                           Indianapolis, Indiana 46204
                                 (317) 236-8020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 2, 2001
             (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               (Page 1 of 7 Pages)

CUSIP No.   026325 10 0                 13D                Page 2 of 7 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     John F. Fisbeck (along with Carter M. Fortune)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               As of July 2, 2001, Mr. Fisbeck owns 19,009,668 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 54,902,670.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER

               As of July 2, 2001, Mr. Fisbeck owns 19,009,668 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 54,902,670.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     As of July 2, 2001, Messrs. Fisbeck and Fortune are deemed to beneficially own an aggregate 54,902,670 shares of WOWI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     93.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.    026325 10 0                13D                Page 3 of 7 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Carter M. Fortune (along with Mr. Fisbeck)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               As of July 2, 2001, Mr. Fortune owns 35,893,002 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 54,902,670.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER

               As of July 2, 2001, Mr. Fortune owns 35,893,002 shares over which he has sole dispositive power; however, as a member of a group he will be deemed to beneficially own 54,902,670.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     As of July 2, 2001, Messrs. Fisbeck and Fortune are deemed to beneficially own an aggregate 54,902,670 shares of WOWI's Common Stock
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     93.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

This Amendment No. 3 amends Items 3, 4, 5(a)-(b) and  (c) and 6 of Statement on
Schedule 13D dated August 7, 2000, as amended on September 1, 2000 and July 9, 2001 ("Schedule 13D"), previously filed by David B. McLane, John F. Fisbeck and Carter M. Fortune relating to shares of Common Stock, $0.01 par value per share ("Common Stock"), of WOW Entertainment, Inc., a Delaware corporation ("WOWI") formerly known as American Gaming & Entertainment, Ltd. ("AGEL"), with principal offices located at Bank One Tower,111 Monument Circle, Suite 4600, Indianapolis, Indiana 46204. Mr. McLane is no longer a member of the group. This amendment is being filed by Messrs. Fisbeck and Fortune as the remaining members of the group.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Fortune has acquired 16,250,000 restricted shares of WOWI's common stock from WOWI in exchange for Mr. Fortune's $2 million of preferred stock of WOWI's subsidiary, Women of Wrestling, Inc. ("WOW"), and the $5,424,000 of WOW debt owed to Mr. Fortune (described in Item 4 below). In addition, Mr. Fortune acquired 300,000 restricted shares of WOWI's common stock from WOWI in exchange for Mr. Fortune's 50% ownership interest in Murphy Development, LTD., an Ohio limited liability company, that has became a wholly owned subsidiary of WOWI as a result of the transaction (described in Item 4 below). Mr. Fortune's personal funds were originally used to acquire the $2 million of preferred stock of WOW, to loan the $5,424,000 to WOW, and to acquire the 50% ownership interest in Murphy Development, LTD.

Item 4.  Purpose of the Transaction.

On June 29, 2001, WOWI announced plans for a major capital restructuring, that were effective as of July 2, 2001. The restructuring was designed to allow WOWI to: (a) restructure its balance sheet in a way that eliminated its debt as of June 28, 2001; (b) acquire Murphy Development, Ltd. ("Murphy Development"); and
(3) issue new, convertible debt, secured by the assets of Murphy Development, to be used to purchase and operate existing and future businesses of WOWI.

As part of the restructuring, Mr. Fortune entered into an Agreement effective as of July 2, 2001 with WOWI and WOW whereby Mr. Fortune agreed to receive $3,250,000 of the WOWI's common stock from WOWI at the June 28, 2001 closing price of $0.20 a share in exchange for his $2,000,000 of preferred stock of WOW and in full satisfaction of the approximately $5,424,000 of WOW debt owed to Mr. Fortune. As a result of the transaction, Mr. Fortune received 16,250,000 restricted shares of WOWI's common stock.

In addition, effective as of July, 2, 2001, Mr. Fortune and Ms. Julie Fisbeck, a sister of Mr. Fisbeck, entered into an Exchange Agreement with WOWI to exchange their ownership interest (50% each) in Murphy Development, a commercial and retail real estate development company, in exchange for $120,000 of the Company's common stock at the June 28, 2001 closing price of $0.20 a share. As a result of the transaction, Mr. Fortune and Ms. Julie Fisbeck each received 300,000 restricted shares of WOWI's common stock from WOWI, and Murphy Development became a wholly owned subsidiary of WOWI.

Effective as of July 2, 2001, Mr. Fortune loaned $500,000 to Murphy Development. The loan is evidenced by the Exchangeable Promissory Note executed effective as of July 2, 2001, by Murphy Development. The loan is secured by all of the assets of Murphy Development and is convertible at Mr. Fortune's option into WOWI's common stock at $0.407401 a share as described in the Exchangeable Option executed by Mr. Fortune, Murphy Development and WOWI effective as of July 2, 2001 ("Option"). If the Option is exercised for the full amount of the loan, Mr. Fortune will receive 1,227,292 restricted shares of WOWI's common stock. The new capital will be used to purchase and operate existing and future businesses of WOWI.

Mr. Fortune also agreed to loan additional money to Murphy Development pursuant to the Exchangeable Line of Credit Promissory Note executed by Murphy Development effective as of July 2, 2001. Mr. Fortune agreed to loan $2,250,000 to Murphy Development, if and as needed, for the operations of Murphy Development. The loan will be secured by all of the assets of Murphy Development and is convertible to WOWI's common stock at Mr. Fortune's option at $0.407401 a share as described in the Option. If the full amount is loaned and Mr. Fortune exercises the option on the full amount, Mr. Fortune will receive 5,522,814 restricted shares of WOWI common stock.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) Messrs. Fisbeck and Fortune are as members of a group deemed to beneficially own 54,902,670 shares of WOWI common stock representing 93.8% of the outstanding common stock of WOWI. Individually, each person has sole dispositive and voting power over the following shares of common stock: John F. Fisbeck, 19,009,668 (or 32.5%) and Fortune, 35,893,002 (or 61.3%).

     (c) Except as described under Items 3, 4 and 5 and as set out in this Item 6, to the best knowledge of Messrs. Fisbeck and Fortune, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Messrs. Fisbeck and Fortune and any other person with respect to any securities of WOWI, including but not limited to transfer or voting of any securities of WOWI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of WOWI.

Messrs. Fisbeck and Fortune are affirming in this filing their membership in a "group" within the meaning of Rule 13d-5(b)(1). Although Messrs. Fisbeck and Fortune have taken ownership of the WOWI stock in their individual names and Mr. Fortune has individually supplied the consideration for the acquisition of the additional WOWI common stock from personal funds, Messrs. Fisbeck and Fortune may be considered to be acting together for the purpose of acquiring and holding the stock since Messrs. Fisbeck and Fortune previously signed Stock Purchase Agreements to initially acquire control of WOWI.

                                  EXHIBIT INDEX


Exhibit No.     Description
-----------     -----------

Exhibit A       Joint Filing Statement

Exhibit 7.1 Agreement dated as of July 2, 2001, between WOW Entertainment, Inc., Women of Wrestling, Inc., and Carter M. Fortune

Exhibit 7.2 Exchange Agreement dated as of July 2, 2001, between WOW Entertainment Inc., Julie Fisbeck and Carter M. Fortune

Exhibit 7.3 Exchangeable Promissory Note dated as of July 2, 2001, by Murphy Development, Ltd.

Exhibit 7.4 Exchangeable Line of Credit Promissory Note dated as of July 2, 2001, by Murphy Development, Ltd.

Exhibit 7.5 Optional Exchange Agreement dated as July 2, 2001, between WOW Entertainment, Inc., Carter Fortune, and Murphy Development, Ltd.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2001


/s/ John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
----------------------------
Carter M. Fortune

                                    EXHIBIT A

                             Joint Filing Statement

     We, the undersigned, hereby express our agreement that the attached Amendment No. 3 to Schedule 13D is filed on behalf of each of us.


/s/ John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
----------------------------
Carter M. Fortune

                                                                     EXHIBIT 7.1

                                    AGREEMENT

This AGREEMENT ("Agreement"), made as of this 2nd day of July, 2001, by and between WOW ENTERTAINMENT, INC., a Delaware corporation ("Entertainment"), Women of Wrestling, Inc. ("WOW"), an Indiana corporation, and CARTER M. FORTUNE ( "Fortune").

                              W I T N E S S E T H :

WHEREAS, Fortune owns 20,000 shares of Series A Preferred Stock, $100.00 par value, in WOW, a wholly-owned subsidiary of Entertainment; and

WHEREAS, Fortune holds promissory notes and other indebtedness ("Debt") from WOW in the total principal amount of Five Million Two Hundred and Fifty Thousand Dollars, with accrued interest of One Hundred Eighteen Thousand Five Hundred and Eighty Dollars and Thirty Five Cents ($118,580.35); and with accrued dividends of Fifty Five Thousand Four Hundred and Two Dollars and Sixty Six Cents ($55,402.66);

WHEREAS, on June 28, 2001 Fortune agreed to exchange all of his WOW Series A Preferred Stock and the Debt, for the Entertainment common shares as described below; and

WHEREAS, the Board of Directors of Entertainment and WOW have approved and adopted this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and conditions contained herein, and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings, unless the context shall otherwise require:

          (a) WOW Preferred Stock shall mean the 20,000 shares of Series A Preferred Stock, $100.00 par value, of WOW owned by Fortune.

          (b) Debt shall mean the WOW promissory notes and other indebtedness held by Fortune in the total principal amount of Five Million Two Hundred and Fifty Thousand Dollars ($5,250,000), with accrued interest of One Hundred Eighteen Thousand Five Hundred and Eighty Dollars and Thirty Five Cents ($118,580.35) and with accrued dividends of Fifty Five Thousand Four Hundred and Two Dollars and Sixty Six Cents ($55,402.66).

                           Fortune Agreement - Page 1

          (c) Entertainment Common Stock shall mean the 16,250,000 shares of Common Stock, $0.01 par value, of Entertainment, to be issued to Fortune in accordance with this Agreement at the June 28, 2001 closing price of $0.20 per share.

          (d) Closing shall mean the consummation of this Agreement in accordance with the provisions hereof to be held on or before July 2, 2001 unless changed by the mutual agreement of the parties hereto.

                                   ARTICLE II
                         EXCHANGE OF DEBT AND SECURITIES

At the Closing, the WOW Preferred Stock and the Debt shall be exchanged for the Entertainment Common Stock. Upon the exchange, the WOW Preferred Stock and the Debt shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Fortune as holder of the certificate previously evidencing the WOW Preferred Stock shall cease to have any rights with respect to the WOW Preferred Stock. Fortune as holder of the Debt shall cease to have any rights with respect to the Debt. Such certificate previously evidencing the WOW Preferred Stock and the Debt shall be exchanged for a certificate evidencing the Entertainment Common Stock.

The Entertainment Common Stock certificate shall bear the usual restrictive legend pertaining to Rule 144 of the General Rules and Regulations promulgated under the Securities Act of 1933. At the Closing, all transactions shall be deemed to have been simultaneous and none shall become effective until all have been completed.

                                   ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF FORTUNE

The following representations and warranties are hereby made by Fortune to Entertainment and WOW:

3.01 Authorization. Fortune has full power and authority to enter into this Agreement and to carry out the transaction contemplated herein. This Agreement constitutes the valid and legally binding obligation of Fortune, enforceable in accordance with its terms and conditions.

3.02 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby and thereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental entity, or court to which Fortune is subject or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Fortune is a party.

                           Fortune Agreement - Page 2

3.03 Lack of Restrictions. Fortune holds of record and owns beneficially the WOW Preferred Stock and the Debt, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws) encumbrances, security interests, options, warrants, purchase rights, contracts, commitments and/or equities. Fortune is not a party to any option, warrant, purchase right or other contract or commitment that could require Fortune to sell, transfer or otherwise dispose of the WOW Preferred Stock or the Debt (other than this Agreement).

3.04 Accredited Investor. Fortune is an "accredited investor" as that term is defined in Regulation D of the Securities Act and has sufficient knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the transaction contemplated by this Agreement and making an informed business decision.

3.05 Investment Intention. Fortune has no present intention to dispose of any shares of Entertainment Common Stock, except for sales of shares pursuant to Rule 144 promulgated under the Securities Act.

3.06 No Brokerage Fees. No agent, broker, investment banker, person or firm acting on behalf of Fortune to the best of his knowledge, is or will be entitled to any broker's or finder's fee or any other commission or fee, directly or indirectly, in connection with any of the transactions contemplated hereby.

3.07 Representations True. No representation or warranty contained herein, nor any statement or certificate furnished hereunder or in connection herewith, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF ENTERTAINMENT

The following representations and warranties are hereby made by Entertainment to Fortune and WOW:

4.01 Organization; Authorization. Entertainment is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has full power and authority to enter into this Agreement and to carry out the transaction contemplated herein. This Agreement constitutes the valid and legally binding obligation of Entertainment, enforceable in accordance with the terms and conditions.

4.02 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby and thereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental entity, or court to which Entertainment is subject or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or

                           Fortune Agreement - Page 3
         require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Entertainment is a party.

4.03 Capital Stock. Entertainment's authorized capital stock consists of 150,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, $0.01 par value. Entertainment has full right and authority to issue to Fortune, upon the terms and conditions set forth in this Agreement, the shares specified by this Agreement and, subject to the receipt of the consideration therefor pursuant to the terms and conditions hereof, the shares will be duly and validly issued as fully paid and nonassessable shares of Entertainment common stock.

4.04 No Brokerage Fees. No agent, broker, investment banker, person or firm acting on behalf of it to the best of its knowledge, is or will be entitled to any broker's or finder's fee or any other commission or fee, directly or indirectly, in connection with any of the transactions contemplated hereby.

4.05 Representations True. No representation or warranty contained herein, nor any statement or certificate furnished hereunder or in connection herewith, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                    ARTICLE V
                      REPRESENTATIONS AND WARRANTIES OF WOW

The following representations and warranties are hereby made by WOW to Fortune and Entertainment:

5.01 Organization; Authorization. WOW is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has full power and authority to enter into this Agreement and to carry out the transaction contemplated herein. This Agreement constitutes the valid and legally binding obligation of WOW, enforceable in accordance with the terms and conditions.

5.02 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby and thereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental entity, or court to which WOW is subject or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which WOW is a party.

5.03 No Brokerage Fees. No agent, broker, investment banker, person or firm acting on behalf of it to the best of its knowledge, is or will be entitled to any broker's or finder's fee or any

                           Fortune Agreement - Page 4
         other commission or fee, directly or indirectly, in connection with any of the transactions contemplated hereby.

5.04 Representations True. No representation or warranty contained herein, nor any statement or certificate furnished hereunder or in connection herewith, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                   ARTICLE VI
                                  MISCELLANEOUS

6.01 Tax Consequences. Each party represents that it/he has consulted with its/his own tax advisors and has made has made its/his own independent conclusion regarding the tax consequences of the intended transaction.

6.02 Survival. All agreements, representations and warranties made hereunder or in connection with the transactions contemplated hereby shall survive the Closing and remain effective in accordance with the terms hereof regardless of any investigation at any time made by or on behalf of any of the parties.

6.03 Assignment. This Agreement may not be assigned nor any of the performances hereunder delegated by operation of law or otherwise by any party hereto, and any purported assignment or delegation shall be void.

6.04 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, legal representatives, assigns and transferors.

6.05 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof. There are no representations, warranties, conditions or other obligations except as specifically provided. Any waiver, amendment or modification hereof must be in writing. A waiver in one instance shall not be deemed to be a continuing waiver or waiver in any other instance.

6.06 Arbitration. Any and all disputes, claims and controversies arising under or by reason of this agreement shall be settled by arbitration in accordance with the rules of the American Arbitration Association and any award rendered in such arbitration shall be binding and conclusive upon the parties. The arbitrators may decree specific performance or grant injunctions or any other equitable relief deemed proper by the arbitrators under the circumstances. Such arbitration shall be held in Indianapolis, Indiana. Judgment on any award may be entered and enforced in any court located in Indianapolis, Indiana.

6.07 Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Indiana.

                           Fortune Agreement - Page 5

6.08 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be deemed executed upon receipt of a facsimile copy bearing signatures of the parties, provided that a complete document bearing original signatures is assembled within five business days of such execution.

6.09     Effective Date. The Effective date of the Closing shall be July 2,
         2001.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.


                                       WOW ENTERTAINMENT, INC.



                                       By: /s/ Douglas E. May
                                           -------------------------------
                                           Douglas E. May, CFO


                                       WOMEN OF WRESTLING, INC.




                                       By: /s/ Douglas E. May
                                           -------------------------------
                                           Douglas E. May, CFO



                                       /s/ Carter Fortune
                                       -----------------------------------
                                       Carter Fortune, Individually



                           Fortune Agreement - Page 6

                                                                     EXHIBIT 7.2

                               EXCHANGE AGREEMENT
                               ------------------

     This Agreement made as of this 2nd day of July, 2001, between Julie Fisbeck and Carter M. Fortune (hereinafter referred to individually as a "Member" and collectively as the "Members"), and WOW ENTERTAINMENT, INC. (hereinafter referred to as "Entertainment"), a Delaware corporation.

                              W I T N E S S E T H :

     WHEREAS, the Members are the sole owners and managers of Murphy Development, Ltd. ("LLC"), an Ohio limited liability company; and

     WHEREAS, each Member owns 100 Units ("Units") in the LLC (collectively the "LLC Interests"); and

     WHEREAS, on June 28, 2001 each Member agreed to exchange his/her Units for 300,000 shares of Entertainment common shares as described below, so that LLC becomes a wholly-owned subsidiary of Entertainment, upon the terms and conditions hereinafter set forth; and

     WHEREAS, the Board of Directors of Entertainment have approved and adopted this Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and conditions contained herein, and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings, unless the context shall otherwise require:

     (a) LLC Interests shall mean the combined Units of LLC owned by the Members.

     (b) Entertainment Common Stock shall mean the total of 600,000 shares of Common Stock, $0.01 par value, of Entertainment, to be issued equally between each Member in accordance with this Agreement at the June 28, 2001 closing price of $0.20 a share.

     (c) Closing shall mean the consummation of this Agreement in accordance with the provisions hereof to be held on or before July 2, 2001 unless changed by the mutual agreement of the parties hereto.

                       Fisbeck/Fortune Agreement - Page 1

                                   ARTICLE II
                             EXCHANGE OF SECURITIES

At the Closing, the LLC Interests shall be exchanged for the Entertainment Common Stock. Upon the exchange, the Members shall assign the LLC Interests to Entertainment and shall execute any and all documents and take such actions as necessary to cause Entertainment to be immediately admitted as a Member of LLC in accordance with the terms of the LLC Operating Agreement. Each Member shall:
(i) cease to have any rights with respect to the Units; (ii) waive any rights he/she may have to purchase the other Member's Units; (iii) resign as a manager of LLC and (iv) consent to the substitution of Entertainment as the sole member of LLC. Such certificate previously evidencing the Units, if any, shall be exchanged by each Member for a certificate evidencing his/her share of the Entertainment Common Stock.

The Entertainment Common Stock certificate shall bear the usual restrictive legend pertaining to Rule 144 of the General Rules and Regulations promulgated under the Securities Act of 1933. At the Closing, all transactions shall be deemed to have been simultaneous and none shall become effective until all have been completed.

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

The following representations and warranties are hereby made by the Members to
Entertainment:

3.01 Authorization. The Members have full power and authority to enter into this Agreement and to carry out the transaction contemplated herein. This Agreement constitutes the valid and legally binding obligation of the Members, enforceable in accordance with its terms and conditions.

3.02 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby and thereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental entity, or court to which either Member or LLC is subject or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which either Member or LLC is a party.

3.03 LLC Interests. Each Member holds of record and owns beneficially 100 Units of LLC, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws) encumbrances, security interests, options, warrants, purchase rights, contracts, commitments and/or equities other than as described in the Articles of Organization and Operating Agreement of the LLC. Neither Member is a party to any option, warrant, purchase right or other contract or commitment that could require the Member to sell, transfer or otherwise dispose of the Units other than as described in the Articles of Organization and Operating Agreement of the LLC. Neither Member is a party

                       Fisbeck/Fortune Agreement - Page 2
         to any voting trust, proxy or other agreement or understanding with respect to the voting of any of the Units (other than this Agreement). The Members shall execute any and all documents and take such actions as necessary to cause Entertainment to be immediately admitted as a member of LLC with all rights and privileges thereto.

3.04 Title to Assets. LLC has good and marketable title to all of its properties and assets, both real and personal, free and clear of all security interests, liens, claims, equities of others and restrictions on the right to transfer, none of which exceptions impairs in any material respect the normal conduct of its business.

3.05 No Litigation. There is no action, proceeding, claim or investigation pending or, to the best of the Members' knowledge, threatened against LLC or to which any of its assets or properties are subject before any court or any governmental department, commission, board, bureau, agency or instrumentality, business or goodwill and, after investigation, the Members know of no basis or grounds for any such action, proceeding, claim or investigation; and there is no outstanding order, writ, injunction or decree of any court, governmental department, commission, board, bureau, agency or instrumentality, or any arbitration award against LLC.

3.06 No Adverse Claims. None of LLC's officers or employees has any claim against it except for salaries or other ordinary expenses, and LLC is not obligated to any of such persons in any way or for any amount except for salaries, wages or ordinary expenses.

3.07 No Undisclosed Liabilities. LLC does not have any liabilities other than as set forth on its financial statements or as might be incurred in the ordinary course of business.

3.08 Accredited Investor. Each Member is an "accredited investor" as that term is defined in Regulation D of the Securities Act or has sufficient knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of the transaction contemplated by this Agreement and making an informed business decision.

3.09 Investment Intention. Each Member has no present intention to dispose of any shares of Entertainment Common Stock, except for sales of shares pursuant to Rule 144 promulgated under the Securities Act.

3.10 No Brokerage Fees. No agent, broker, investment banker, person or firm acting on behalf of either Member to the best of his/her knowledge, is or will be entitled to any broker's or finder's fee or any other commission or fee, directly or indirectly, in connection with any of the transactions contemplated hereby.

3.11 Representations True. No representation or warranty contained herein, nor any statement or certificate furnished hereunder or in connection herewith, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                       Fisbeck/Fortune Agreement - Page 3

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF ENTERTAINMENT

The following representations and warranties are hereby made by Entertainment to the Members:

4.01 Organization; Authorization. Entertainment is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has full power and authority to enter into this Agreement and to carry out the transaction contemplated herein. This Agreement constitutes the valid and legally binding obligation of Entertainment, enforceable in accordance with the terms and conditions.

4.02 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby and thereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental entity, or court to which Entertainment is subject or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Entertainment is a party.

4.03 Capital Stock. Entertainment's authorized capital stock consists of 150,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock , $0.01 par value. Entertainment has full right and authority to issue to the Members, upon the terms and conditions set forth in this Agreement, the shares specified by this Agreement and, subject to the receipt of the consideration therefor pursuant to the terms and conditions hereof, the shares will be duly and validly issued as fully paid and nonassessable shares of Entertainment common stock.

4.04 No Brokerage Fees. No agent, broker, investment banker, person or firm acting on behalf of it to the best of its knowledge, is or will be entitled to any broker's or finder's fee or any other commission or fee, directly or indirectly, in connection with any of the transactions contemplated hereby.

4.05 Representations True. No representation or warranty contained herein, nor any statement or certificate furnished hereunder or in connection herewith, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                    ARTICLE V
                                  MISCELLANEOUS

5.01 Tax Consequences. Each party represents that it/he/she has consulted with its/his/her own tax advisors and has made has made its/his/her own independent conclusion regarding the tax consequences of the intended transaction.

                       Fisbeck/Fortune Agreement - Page 4

5.02 Survival. All agreements, representations and warranties made hereunder or in connection with the transactions contemplated hereby shall survive the Closing and remain effective in accordance with the terms hereof regardless of any investigation at any time made by or on behalf of any of the parties.

5.03 Assignment. This Agreement may not be assigned nor any of the performances hereunder delegated by operation of law or otherwise by any party hereto, and any purported assignment or delegation shall be void.

5.04 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, legal representatives, assigns and transferors.

5.05 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof. There are no representations, warranties, conditions or other obligations except as specifically provided. Any waiver, amendment or modification hereof must be in writing. A waiver in one instance shall not be deemed to be a continuing waiver or waiver in any other instance.

5.06 Arbitration. Any and all disputes, claims and controversies arising under or by reason of this agreement shall be settled by arbitration in accordance with the rules of the American Arbitration Association and any award rendered in such arbitration shall be binding and conclusive upon the parties. The arbitrators may decree specific performance or grant injunctions or any other equitable relief deemed proper by the arbitrators under the circumstances. Such arbitration shall be held in Indianapolis, Indiana. Judgment on any award may be entered and enforced in any court located in Indianapolis, Indiana.

5.07 Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Indiana.

5.08 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be deemed executed upon receipt of a facsimile copy bearing signatures of the parties, provided that a complete document bearing original signatures is assembled within five business days of such execution.

5.09     Effective Date. The Effective date of the Closing shall be July 2,
         2001.

                       Fisbeck/Fortune Agreement - Page 5

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.


                                              WOW ENTERTAINMENT, INC.



                                              By: /s/ Douglas E. May
                                                  ---------------------------
                                                  Douglas E. May, CFO



                                              /s/ Julie Fisbeck
                                              -------------------------------
                                              Julie Fisbeck, Individually




                                              /s/ Carter Fortune
                                              -------------------------------
                                              Carter Fortune, Individually





                       Fisbeck/Fortune Agreement - Page 6

                                                                     EXHIBIT 7.3

     THIS SECURITY AND THE COMMON STOCK RECEIVABLE UPON THE EXCHANGE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE OFFERING OF THIS SECURITY AND THE COMMON STOCK RECEIVABLE UPON THE EXCHANGE HEREOF HAVE NOT BEEN REVIEWED OR APPROVED BY ANY STATE'S SECURITIES ADMINISTRATOR. THE SECURITY AND THE COMMON STOCK RECEIVABLE UPON THE EXCHANGE HEREOF MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS THE CORPORATION RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO COUNSEL FOR THE CORPORATION STATING THAT REGISTRATION, QUALIFICATION OR OTHER SUCH ACTIONS ARE NOT REQUIRED UNDER ANY SUCH LAWS.


                          EXCHANGEABLE PROMISSORY NOTE
                          ----------------------------

 $500,000.00                                                        July 2, 2001
                                                           Indianapolis, Indiana

     FOR VALUE RECEIVED, Murphy Development, Ltd., an Ohio limited liability company (hereinafter referred to as "Maker"), unconditionally promises to pay to the order of Carter M. Fortune (hereinafter referred to as "Lender"), at his Indiana residence or at such other place or to such other party as Lender may from time to time designate, the principal sum of Five Hundred Thousand Dollars ($500,000.00), with interest on the principal balance from time to time remaining unpaid at a rate per annum equal to one percent (1 %) above the rate from time to time posted by Libor with the interest rate hereunder to change effective on the same date as each change of such Libor Rate.

                        TERMS, PROVISIONS AND CONDITIONS
                        --------------------------------

     1. Payments. Principal and interest shall be payable as follows: On June 30, 2002, the entire unpaid principal balance and all accrued interest shall be due and payable.

     2. Prepayments. Maker shall have the privilege of prepaying this Note in full or in part at any time and from time to time without premium or penalty.

     3. Cost of Collection and Default Rate of Interest. In addition, Maker shall pay to Lender (a) reasonable attorneys' fees incurred by Lender for the collection of any indebtedness evidenced hereby, (b) costs of collection and (c) during any period in which a default exists hereunder and/or any period of delinquency on any amounts not paid when due, interest at a rate which is four percent (4%) above the interest rate otherwise applicable hereunder.

     4. Valuation and Appraisement Laws. All principal, interest and other amounts payable under or with respect to this Note shall be payable without relief from valuation and appraisement laws.

     5. Application of Payments. Each payment hereunder shall be applied to the payment of accrued and unpaid interest and to the reduction of the principal balance in such order and in such amounts as Lender shall determine, in its reasonable discretion.

     6. Security. This Note and any extensions or renewals thereof is secured by a first priority security interest in the Collateral as more fully described in the Security Agreement dated July 2, 2001 between Lender and Maker.

     7. Optional Exchange. At the option of Lender, all or any portion of the unpaid principal and accrued interest may be exchanged into common stock ("Exchange Shares") of WOW Entertainment, Inc. ("Corporation") as more fully described in the Optional Exchange Agreement dated July 2, 2001 between Maker, Lender and Corporation.

     8. Events of Default. All of the indebtedness evidenced by this Note and remaining unpaid shall, at the option of Lender and without demand or notice, become immediately due and payable upon the occurrence of any of the following (each of which shall constitute an event of default hereunder):

               (i) a failure by Maker to pay within ten (10) days of when due any interest required by this Note;

               (ii) a failure by Maker to pay within ten (10) days of when due the principal required by this Note; and

               (iii) a default under or a failure to comply with any of the other terms, conditions, agreements or covenants of this Note and the continuation of such failure for a period of thirty (30) days.

     9. Waiver and Consent. Presentment, notice of dishonor and demand, valuation and appraisement, protest and diligence in collection and bringing suit are hereby waived by Maker. Maker further consents that the time for the payment of this Note, or of any installment hereunder, may be extended from time to time without notice by Lender.

     10. No Waiver. No waiver of any default or failure or delay to exercise any right or remedy by Lender shall operate as a waiver of any other default or of the same default in the future or as a waiver of any right or remedy with respect to the same or any other occurrence.

     11. Notices. Any written notice permitted or required hereunder shall be effective when (a) mailed by certified United States mail, postage prepaid with return receipt requested, or (b) sent by an overnight carrier which provides for a return receipt, to the applicable address specified below:

                  If to Maker:        Murphy Development, Ltd.
                                      111 Monument Circle, Suite #4600
                                      Indianapolis, Indiana 46204

                  If to Lender:       Carter M. Fortune
                                      P.O. Box 70
                                      Freedom, Indiana 47431
or to such other addresses as either Maker or Lender may from time to time specify for itself/himself by notice hereunder.

     12. Successors and Assigns. The obligations of Maker hereunder shall be binding upon Maker and Maker's successors, assigns and legal representatives (the reference to "Maker" in this Note shall be deemed to include, without limitation, such successors, assigns and legal representatives) and shall inure to the benefit of Lender and Lender's successors, assigns and legal representatives (the reference to "Lender" in this Note shall be deemed to include, without limitation, such successors, assigns and legal representatives, including without limitation, any subsequent holder of this Note).

     13. Governing Law. This Note is delivered to Lender in the State of Indiana and is executed under and shall be governed by and construed in accordance with the laws of the State of Indiana.

     14. Time of the Essence. Time is of the essence with respect to each obligation and agreement of Maker under this Note.

     15. Invalidity of Any Provision. If any provision (or portion thereof) of this Note or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, then the remainder of this Note or the application of such provision (or portion thereof) to any other person or circumstance shall be valid and enforceable to the fullest extent permitted by law.

     16. Captions. The captions or headings herein have been inserted solely for the convenience of reference and in no way define or limit the scope, intent or substance of any provision of this Note. Whenever the context requires or permits the singular shall include the plural, the plural shall include the singular and the masculine, feminine and neuter shall be freely interchangeable.

     17. Restrictions on Transferability of Securities in Compliance with the Act. The Exchange Shares and this Note cannot be publicly resold by the holder hereof without registration under the Securities Act and compliance with the prospectus delivery requirements thereof, or the availability of an exemption therefrom. This Note and each certificate representing Exchange Shares, except a new certificate issued for securities registered under the Securities Act, shall be stamped or otherwise imprinted with the legend set forth on the first page of this Note (in addition to any legend required under applicable state securities laws) unless in the opinion of counsel selected by the holder of such certificate and reasonably acceptable to Corporation, the securities represented thereby need no longer be subject to restrictions on resale under the Securities Act, or if the securities are transferred in accordance with Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act.

     IN WITNESS WHEREOF, Maker has caused this Note to be executed effective as of the day and the year first above written.

                                                MURPHY DEVELOPMENT, LTD.



                By its Manager and Sole Member: /s/ Douglas E. May
                                                ------------------------------
                                                Douglas E. May, CFO
                                                WOW Entertainment, Inc.


ACCEPTED and AGREED this 2nd day of July, 2001:

/s/ Carter M. Fortune
---------------------------
Carter M. Fortune

                                                                     EXHIBIT 7.4


     THIS SECURITY AND THE COMMON STOCK RECEIVABLE UPON THE EXCHANGE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE OFFERING OF THIS SECURITY AND THE COMMON STOCK RECEIVABLE UPON THE EXCHANGE HEREOF HAVE NOT BEEN REVIEWED OR APPROVED BY ANY STATE'S SECURITIES ADMINISTRATOR. THE SECURITY AND THE COMMON STOCK RECEIVABLE UPON THE EXCHANGE HEREOF MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS THE CORPORATION RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO COUNSEL FOR THE CORPORATION STATING THAT REGISTRATION, QUALIFICATION OR OTHER SUCH ACTIONS ARE NOT REQUIRED UNDER ANY SUCH LAWS.


                   EXCHANGEABLE LINE OF CREDIT PROMISSORY NOTE
                   -------------------------------------------

$2,250,000.00                                                       July 2, 2001
                                                           Indianapolis, Indiana

     FOR VALUE RECEIVED, Murphy Development, Ltd., an Ohio limited liability company (hereinafter referred to as "Maker"), unconditionally promises to pay to the order of Carter M. Fortune (hereinafter referred to as "Lender"), at his Indiana residence or at such other place or to such other party as Lender may from time to time designate, the principal sum of Two Million Two Hundred Fifty Thousand Dollars ($2,250,000.00), or so much thereof as shall be advanced to or for the benefit of Maker, with interest on the principal balance from time to time remaining unpaid at a rate per annum equal to one percent (1 %) above the rate from time to time posted by Libor with the interest rate hereunder to change effective on the same date as each change of such Libor Rate.

                        TERMS, PROVISIONS AND CONDITIONS
                        --------------------------------

     1. Draws. Maker may draw down on this Line of Credit as needed to fund the operations of Maker, including, but not limited to, the purchase of the real property that is the subject of certain option agreements (including amendments thereto) between Maker and James H. Schrader and Nedra Ellen Schrader, Individually and as Trustee of the Carl E. Wise Revocable Living Trust dated August 15, 1997 and between Maker and Roger Welch and Dorothy Welch. Each draw shall be funded upon Maker's request at such time as Maker has a reasonable need for additional funding.

     2. Payments. Principal and interest shall be payable as follows: On June 30, 2002, the entire unpaid principal balance and all accrued interest shall be due and payable.

     3. Prepayments. Maker shall have the privilege of prepaying this Note in full or in part at any time and from time to time without premium or penalty.

     4. Cost of Collection and Default Rate of Interest. In addition, Maker shall pay to Lender (a) reasonable attorneys' fees incurred by Lender for the collection of any indebtedness evidenced hereby, (b) costs of collection and (c) during any period in which a default exists hereunder and/or any period of delinquency on any amounts not paid when due, interest at a rate which is four percent (4%) above the interest rate otherwise applicable hereunder.

     5. Valuation and Appraisement Laws. All principal, interest and other amounts payable under or with respect to this Note shall be payable without relief from valuation and appraisement laws.

     6. Application of Payments. Each payment hereunder shall be applied to the payment of accrued and unpaid interest and to the reduction of the principal balance in such order and in such amounts as Lender shall determine, in its reasonable discretion.

     7. Security. This Note and any extensions or renewals thereof is secured by a first priority security interest in the Collateral as more fully described in the Security Agreement dated July 2, 2001 between Lender and Maker.

     8. Optional Exchange. At the option of Lender, all or any portion of the unpaid principal and accrued interest may be exchanged into common stock ("Exchange Shares") of WOW Entertainment, Inc. ("Corporation") as more fully described in the Optional Exchange Agreement dated July 2, 2001 between Maker, Lender and Corporation.

     9. Events of Default. All of the indebtedness evidenced by this Note and remaining unpaid shall, at the option of Lender and without demand or notice, become immediately due and payable upon the occurrence of any of the following (each of which shall constitute an event of default hereunder):

          (i) a failure by Maker to pay within ten (10) days of when due any interest required by this Note;

          (ii) a failure by Maker to pay within ten (10) days of when due the principal required by this Note; and

          (iii) a default under or a failure to comply with any of the other terms, conditions, agreements or covenants of this Note and the continuation of such failure for a period of thirty (30) days.

     10. Waiver and Consent. Presentment, notice of dishonor and demand, valuation and appraisement, protest and diligence in collection and bringing suit are hereby waived by Maker. Maker further consents that the time for the payment of this Note, or of any installment hereunder, may be extended from time to time without notice by Lender.

     11. No Waiver. No waiver of any default or failure or delay to exercise any right or remedy by Lender shall operate as a waiver of any other default or of the same default in the future or as a waiver of any right or remedy with respect to the same or any other occurrence.

     12. Notices. Any written notice permitted or required hereunder shall be effective when (a) mailed by certified United States mail, postage prepaid with return receipt requested, or

(b) sent by an overnight carrier which provides for a return receipt, to the applicable address specified below:

                  If to Maker:        Murphy Development, Ltd.
                                      111 Monument Circle, Suite #4600
                                      Indianapolis, Indiana 46204

                  If to Lender:       Carter M. Fortune
                                      P.O. Box 70
                                      Freedom, Indiana 47431

or to such other addresses as either Maker or Lender may from time to time specify for itself/himself by notice hereunder.

     13. Successors and Assigns. The obligations of Maker hereunder shall be binding upon Maker and Maker's successors, assigns and legal representatives (the reference to "Maker" in this Note shall be deemed to include, without limitation, such successors, assigns and legal representatives) and shall inure to the benefit of Lender and Lender's successors, assigns and legal representatives (the reference to "Lender" in this Note shall be deemed to include, without limitation, such successors, assigns and legal representatives, including without limitation, any subsequent holder of this Note).

     14. Governing Law. This Note is delivered to Lender in the State of Indiana and is executed under and shall be governed by and construed in accordance with the laws of the State of Indiana.

     15. Time of the Essence. Time is of the essence with respect to each obligation and agreement of Maker under this Note.

     16. Invalidity of Any Provision. If any provision (or portion thereof) of this Note or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, then the remainder of this Note or the application of such provision (or portion thereof) to any other person or circumstance shall be valid and enforceable to the fullest extent permitted by law.

     17. Captions. The captions or headings herein have been inserted solely for the convenience of reference and in no way define or limit the scope, intent or substance of any provision of this Note. Whenever the context requires or permits the singular shall include the plural, the plural shall include the singular and the masculine, feminine and neuter shall be freely interchangeable.

     18. Restrictions on Transferability of Securities in Compliance with the Act. The Exchange Shares and this Note cannot be publicly resold by the holder hereof without registration under the Securities Act and compliance with the prospectus delivery requirements thereof, or the availability of an exemption therefrom. This Note and each certificate representing Exchange Shares, except a new certificate issued for securities registered under the Securities Act, shall be stamped or otherwise imprinted with the legend set forth on the first page of this Note (in addition to any legend required under applicable state securities laws) unless in the opinion of counsel selected by the holder of such certificate and reasonable acceptable to Corporation, the securities represented thereby need no longer be subject to restrictions on resale under the Securities Act, or if the securities are transferred in accordance with Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act.

     IN WITNESS WHEREOF, Maker has caused this Note to be executed effective as of the day and the year first above written.

                                                    MURPHY DEVELOPMENT, LTD.


                   By its Manager and Sole Member: /s/ Douglas E. May
                                                   ----------------------------
                                                    Douglas E. May, CFO
                                                    WOW Entertainment, Inc.


ACCEPTED and AGREED this 2nd day of July, 2001:

/s/ Carter M. Fortune
---------------------------
Carter M. Fortune

                                                                     EXHIBIT 7.5

                           OPTIONAL EXCHANGE AGREEMENT
                           ---------------------------


     This AGREEMENT is made this 2nd day of July, 2001, by and between WOW ENTERTAINMENT, INC., a Delaware corporation (the "Company"), Carter Fortune ("Fortune") and MURPHY DEVELOPMENT, LTD. (the "LLC").

         1.       Nature of the Transaction.

                  (a) Fortune has loaned Five Hundred Thousand Dollars ($500,000.00) to LLC, which loan is represented by an Exchangeable Promissory Note of even date herewith. In addition, Fortune will loan up to Two Million Two Hundred Fifty Thousand Dollars ($2,250,000.00) to LLC, which loan is represented by an Exchangeable Line of Credit Promissory Note of even date herewith (collectively the "Notes").

                  (b) At the option of Fortune, all or any portion of the unpaid principal and accrued interest under the Notes may be exchanged into common stock ("Exchange Shares") of Company. This option may be elected at any time prior to the maturity date of the Notes. The portion of the unpaid principal and accrued interest elected to be exchanged shall be converted into that number of shares of common stock equal to the quotient of (i) such applicable portion of the unpaid principal and interest, divided by (ii) $0.407401. For example, if $500,000 of unpaid principal and accrued interest was converted, 1,227,292 common shares would be issued by Company. If Fortune desires to make this election, he shall notify LLC and Company, in writing, of his intent. A closing shall occur within thirty (30) days of such written notice. At closing, Fortune shall surrender the applicable note and Company shall issue the Exchange Shares to Fortune. If only a portion of the unpaid principal and accrued interest is exchanged, LLC shall issue a new note to Fortune in the amount of the unpaid principal and accrued interest that was not exchanged. The new note shall have substantially similar terms to the note that was surrendered.

         2. Representations of Company. Company represents and warrants to Fortune that:

                  (a) Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has full power and authority to enter into this Agreement and to carry out the transaction contemplated herein. This Agreement constitutes the valid and legally binding obligation of Company, enforceable in accordance with the terms and conditions.

                  (b) Company's authorized capital stock consists of 150,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, $0.01 par value. Company has full right and authority to issue to Fortune, upon the terms and conditions set forth in this Agreement, the shares specified by this Agreement and, pursuant to the terms and conditions hereof, the shares will be duly and validly issued as fully paid and nonassessable shares of Company's common stock.

         3. Representations and Warranties of Fortune. Fortune represents and warrants to Company that:

                  (a) Lack of Restrictions. As of the date of this Agreement and as of the date of any exchange, Fortune holds of record and owns beneficially the Notes, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws) encumbrances, security interests, options, warrants, purchase rights, contracts, commitments and/or equities. Fortune is not a party to any option, warrant, purchase right or other contract or commitment that could require Fortune to sell, transfer or otherwise dispose of the Notes (other than this Agreement).

                  (b) Accredited Investor. Fortune is an "accredited investor" as that term is defined in Regulation D of the Securities Act and has sufficient knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the transaction contemplated by this Agreement and making an informed business decision.

         4. Certificate for the Exchange Shares. Upon issuance of the Exchange Shares, Company shall forthwith deliver a duly executed certificate evidencing ownership of the Exchange Shares in the name of Fortune individually, which certificate shall bear the usual restrictive legend pertaining to Rule 144 of the General Rules and Regulations promulgated under the Securities Act of 1933.

         5. Tax Consequences. Each party represents that it/he has consulted with its/his own tax advisors and has made has made its/his own independent conclusion regarding the tax consequences of the intended transaction.

         6. Assignment. This Agreement may not be assigned nor any of the performances hereunder delegated by operation of law or otherwise by any party hereto, and any purported assignment or delegation shall be void.

         7. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, legal representatives, assigns and transferors.

         8. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof. There are no representations, warranties, conditions or other obligations except as specifically provided. Any waiver, amendment or modification hereof must be in writing. A waiver in one instance shall not be deemed to be a continuing waiver or waiver in any other instance.

         9. Arbitration. Any and all disputes, claims and controversies arising under or by reason of this Agreement shall be settled by arbitration in accordance with the rules of the American Arbitration Association and any award rendered in such arbitration shall be binding and conclusive upon the parties. The arbitrators may decree specific performance or grant

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

injunctions or any other equitable relief deemed proper by the arbitrators under the circumstances. Such arbitration shall be held in Indianapolis, Indiana. Judgment on any award may be entered and enforced in any court located in Indianapolis, Indiana.

         10. Notices. Any written notice permitted or required hereunder shall be effective when (a) mailed by certified United States mail, postage prepaid with return receipt requested, or (b) sent by an overnight carrier which provides for a return receipt, to the applicable address specified below:

                  If to LLC:         Murphy Development, Ltd.
                                     111 Monument Circle, Suite #4600
                                     Indianapolis, Indiana 46204

                  If to Company:     WOW Entertainment, Inc.
                                     111 Monument Circle, Suite #4600
                                     Indianapolis, Indiana 46204

                  If to Fortune:     Carter M. Fortune
                                     P.O. Box 70
                                     Freedom, Indiana 47431

or to such other addresses as Company, LLC or Fortune may from time to time specify for itself/himself by notice hereunder.

         11. Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Indiana.

         12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be deemed executed upon receipt of a facsimile copy bearing signatures of the parties, provided that a complete document bearing original signatures is assembled within five business days of such execution.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.


                                              MURPHY DEVELOPMENT, LTD.
                                              By its Manager and Sole Member:

/s/ Carter Fortune                            /s/ Douglas E. May
-------------------------------               ---------------------------------
Carter Fortune, Individually                  Douglas E. May, CFO
                                              WOW Entertainment, Inc.
Date:  July 2, 2001



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WOW ENTERTAINMENT, INC.


By: /s/ Douglas E. May
    ----------------------------
    Douglas E. May, CFO


Date:  July 2, 2001






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